GRAVITY Co., Ltd.
Condensed Consolidated Balance Sheet
As of December 31, 2004 and March 31, 2005
(In million of Korean Won and in thousands of US dollars, except share and per share data)

	December 31,		March 31,
	2005	2005	2004	2004
	US$	KRW	US$	KRW
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS

Current assets :
Cash and cash equivalents	11,791	11,812	16,376	16,405
Short-term financial instruments	90,653	90,816	8,884	8,900
Accounts receivable	8,984	9,000	7,308	7,321
Current deferred income tax assets	3,420	3,426	2,679	2,684
Other current assets	5,289	5,299	8,470	8,485
Total current assets	120,137	120,353	43,717	43,795
Property and equipment, net	15,641	15,669	14,924	14,951
Leasehold and other deposits	4,238	4,246	4,184	4,192
Other non-current assets	2,943	2,948	2,889	2,894
TOTAL ASSETS	142,959	143,216	65,714	65,832
LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities :
Accounts payable	2,727	2,732	7,260	7,273
Deferred Income	5,360	5,370	4,384	4,392
Current portion of long-term debt	802	803	1,276	1,278
Accrued interest	263	263	236	236
Income taxes payble	485	486	476	477
Other current liabilities	916	918	358	359
Total Current Liabilities	10,553	10,572	13,990	14,015
Long term deferred income	3,749	3,756	1,915	1,918
Accrued severance benefits	1,020	1,022	958	960
Other non-current liabilities	2,006	2,009	2,003	2,007
TOTAL LIABILITIES	17,328	17,359	18,866	18,900
Total Shareholders’ Equity	125,631	125,857	46,848	46,932
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	142,959	143,216	65,714	65,832

GRAVITY Co., Ltd.
Condensed Consolidated Statements of Operations
For the Three Months Ended March 31, 2004 and 2005, December 31, 2004
(In million of Korean Won and in thousands of US dollars, except share and per share data)

	For the three months ended (unaudited)
	Mar31,		Mar 31,	Dec 31,		Dec 31,	Mar 31,		Mar 31,
	2005		2005	2004		2004	2004		2004
	US$		KRW	US$		KRW	US$		KRW
Total Net revenues		15,805	15,833		16,431	16,461		16,000	16,029
Cost of revenues		3,519	3,525		2,822	2,827		2,227	2,231
Gross profit		12,286	12,308		13,609	13,634		13,773	13,798

Operating expenses :
General and administrative		2,861	2,866		2,288	2,292		1,864	1,867
Research and development		946	948		593	594		325	326
Advertising expenses		560	561		1,252	1,254		545	546
Operating income		7,919	7,933		9,476	9,494		11,039	11,059

Other income(expenses) :
Interest income		450	451		241	241		77	77
Gain on foreign currency transaction		77	77		151	151		28	28
Interest expense		(881)	(883)		(817)	(818)		(1,313)	(1,315)
Loss on foreign currency transaction		(322)	(322)		(558)	(559)		(141)	(141)
Income before income tax expenses		7,243	7,256		8,493	8,509		9,690	9,708
Income tax expenses		793	794		426	427		1,308	1,310
Income before minority interest & losses from equity method investee		6,450	6,462		8,067	8,082		8,382	8,398
Minority interest		—	—		(17)	(17)		1	1
Equity in loss of related joint venture		37	37		(92)	(92)		—	—
Net income		6,487	6,499		7,958	7,973		8,383	8,399
Earnings per share
Basic and diluted (Besed on ADS)	US$	0.26	257	US$	0.36	359	US$	0.38	378
Shares used in computation
Basic and diluted (Besed on ADS)		25,244,488	25,244,488		22,195,600	22,195,600		22,195,600	22,195,600